Room 4561

September 12, 2006

Joseph M. Tucci
Chairman, President and CEO
EMC Corporation
176 South Street
Hopkinton, MA 01748

      **Re:**    **EMC Corporation**
             **Form 10-K for the Fiscal Year Ended December 31, 2005**
             **Filed March 6, 2006**
             **Form 8-K Filed July 14, 2006**
             **File no. 1-09853**

Dear Mr. Tucci:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

               Very truly yours,

               Kathleen Collins
               Accounting Branch Chief